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                                                                    EXHIBIT 99.7

                        [LETTERHEAD OF ROBERT W. BAIRD]

                                  December 4, 1996

Board of Directors
Barefoot Inc.
450 West Wilson Bridge Road
Worthington, Ohio 43085

Gentlemen:

Barefoot Inc., a Delaware corporation (the "Company"), proposes to enter into an Acquisition Agreement (the "Agreement") with ServiceMaster Limited Partnership, a Delaware limited partnership ("Parent"), and ServiceMaster Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Sub"). Pursuant to the Agreement, Parent would make a tender offer (the "Offer") to acquire all of the outstanding shares of common stock, par value $.01 per share (the "Company Common Stock"), together with the associated Series A Junior Participating Preferred Stock Purchase Rights of the Company, at the price of $16.00 per share (the "Consideration"). Each holder of Company Common Stock may elect to receive the Consideration in cash or in limited partnership interests of Parent. With respect to holders of Company Common Stock electing to receive limited partnership interests, the Consideration of $16.00 per share assumes that the Average ServiceMaster Share Price (as defined in the Agreement) is at least equal to $23.00 per share. As soon as practicable after the purchase of not less than the Minimum Number (as defined in the Agreement) of shares of Company Common Stock pursuant to the Offer, Sub would be merged (the "Merger") with and into the Company and each share of Company Common Stock not owned by Parent would be converted into the right to receive the Consideration in cash. The Offer and the Merger are referred to herein as the "Transaction."

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration in the Transaction.

Robert W. Baird & Co. Incorporated ("Baird"), as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

In conducting our investigation and analysis and in arriving at our opinion herein, we have reviewed such information and taken into account such financial and economic factors as we have deemed relevant under the circumstances. In that connection, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of the Company and Parent furnished to us for purposes of our analysis, as well as publicly available information including but not limited to the Company's and Parent's recent filings with the Securities and Exchange Commission (the "SEC") and equity analyst research reports prepared by various investment banking firms including, in the case of the Company, Baird; (ii) reviewed the Agreement in the form presented to the Company's Board of Directors; (iii) compared the historical market prices and trading activity of the Company Common Stock and limited partnership interests of

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Parent with those of certain other publicly traded companies we deemed relevant; (iv) compared the financial position and operating results of the Company and Parent with those of other publicly traded companies we deemed relevant; and (v) compared the proposed financial terms of the Transaction with the financial terms of certain other business combinations we deemed relevant. We have held discussions with certain members of the Company's and Parent's senior management concerning the Company's and Parent's respective historical and current financial conditions and operating results as well as the future prospects of the Company and Parent, respectively. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us by or on behalf of the Company and Parent, or publicly available, and have not assumed any responsibility to verify any such information independently. We have also assumed, with your consent, that (i) the Merger will be accounted for under the purchase method; (ii) there has been no material change in the assets or liabilities of the Company or Parent from those set forth in the most recent consolidated financial statements of the Company and Parent, respectively; and
(iii) the Transaction will be consummated in accordance with the terms of the Agreement in the form presented to the Company's Board of Directors. Management of Barefoot and ServiceMaster have represented to us, and we have assumed, that the financial forecasts examined by us were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company's and Parent's senior management as to future performance of the Company and Parent, respectively. In conducting our review, we have not undertaken nor obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent nor have we made a physical inspection of the properties or facilities of the Company or Parent. Our opinion necessarily is based upon economic, monetary and market conditions as they exist and as can be evaluated on the date hereof, and does not predict or take into account any changes which may occur, or information which may become available, after the date hereof.

Our opinion has been prepared solely for the information of the Company's Board of Directors, and shall not be used for any other purpose or disclosed to any other party without the prior written consent of Baird; provided, however, that this letter may be reproduced in full as required for any filing with the SEC required to be made by the Company or Parent in connection with the Transaction. This opinion does not address the relative merits of the Transaction and any other potential transactions or business strategies considered by the Company's Board of Directors, and does not constitute a recommendation to any stockholder of the Company as to (i) whether any such stockholder should tender shares pursuant to the Offer, (ii) whether any such stockholder electing to tender shares should elect to receive cash or limited partnership interests of Parent, or (iii) how any such stockholder should vote with respect to the Merger. Baird has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, part of which is payable upon delivery of this opinion and part of which is contingent upon consummation of the Transaction. In the past, we have provided investment banking services to the Company, for which we received agreed upon compensation.

In the ordinary course of our business, we may from time to time trade the securities of the Company or Parent for our own account or accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Company Common Stock; provided, however, that because holders of Company Common Stock can elect to receive cash

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pursuant to the Offer at any time prior to expiration of the Offer, no opinion is given as to the fairness of the Consideration to such holders who receive limited partnership interests of Parent if the Average ServiceMaster Share Price is less than $23.00 per share.

                                          Sincerely yours,

                                          Robert W. Baird & Co. Incorporated

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